Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Annual Report on Form 40-F of our reports dated November 21, 2007 on the consolidated financial statements of Corus Entertainment Inc. as at August 31, 2007 and 2006 and for each of the years in the three-year period ended August 31, 2007, and the effectiveness of internal controls over financial reporting of Corus Entertainment Inc. as at August 31, 2007.

Toronto, Canada,	/S/Ernst & Young LLP
November 28, 2007.	Chartered Accountants
Licensed Public Accountants